Exhibit 10.39

May 17, 2017

Mr. Bryan J. Salvatore

Dear Bryan:

I am pleased to confirm the details of our offer of employment to join The Hanover Insurance Group, Inc. (the “Company” or “The Hanover”). As we discussed, you will join The Hanover on or about June 12, 2017, with the title Executive Vice President – President, Specialty Lines, reporting to Mr. Joseph M. Zubretsky, President and Chief Executive Officer of The Hanover. You will have such duties and responsibilities as shall be assigned to you by Mr. Zubretsky. The terms of your employment are as follows:

1.	Base Salary: Effective on the date you commence employment with The Hanover (your “Employment Date”), your salary will be payable in bi-weekly installments which annualize to $510,000.
2.	Short-Term Incentive Compensation (“STIC”):

2017 STIC Award

Your 2017 STIC award will equal $357,000 (70% of your base salary) and is payable in Q1 2018 when annual STIC payments are otherwise made to executive officers of the Company.

Eligibility for 2018 STIC Award

Your 2018 STIC target award, for which you will be eligible next year, will equal 70% of your base salary.  Actual payouts, however, may range from 0% to 200% of target depending upon your individual performance and The Hanover’s performance against certain pre-established performance criteria approved by the Compensation Committee and the Committee of Independent Directors.

Terms and Conditions

The terms and conditions of our annual STIC programs are established by the Compensation Committee of the Board of Directors (the “Compensation Committee”).  Any STIC payment, including the 2017 STIC Award, is contingent upon you being employed at The Hanover at the time the payment is made and is subject to the terms and conditions of the program.

Bryan J. Salvatore

May 17, 2017

3.	Long-Term Incentive Compensation (“LTIC”):

Sign-On LTIC Award

Effective on your Employment Date and in recognition of the fact that you will be forfeiting awards granted by your current employer, you will receive a one-time, sign-on long-term equity incentive award with an estimated fair value on the date of grant of approximately $750,000 (the “Sign-On Award”).  The Sign-On Award will be comprised of the following:

•

Approximately $300,000 of this award will be granted in time-based restricted stock units (“RSUs”).  Provided you remain continuously employed by the Company through such date, the RSUs will vest 100% on the first anniversary of the grant date.  The number of RSUs granted will be calculated based on the Company’s closing stock price on the Employment Date;

•

Approximately $225,000 of this award will be in the form of performance-based restricted stock units (“PBRSUs”). The PBRSUs will vest, if at all, at a level commensurate with the achievement of the performance metric specified in the Company’s 2017 PBRSU Plan, on the second anniversary of your Employment Date.  Actual payouts may range from 0% to 150% of the targeted number of units based upon The Hanover’s relative total shareholder return based upon specified measurement periods determined by your Employment Date and December 31, 2018.  The targeted number of PBRSUs to be awarded will be based on the Company’s closing stock price on the Employment Date; and

•

Approximately $225,000 of this award will be in the form of stock options.  The stock options will (i) have an exercise price equal to the closing price of the Company’s common stock on your Employment Date, and (ii) will vest 100% on the second anniversary of the grant date.

2017 LTIC Award

In addition to your Sign-On Award, on your Employment Date you will be granted, for fiscal year 2017, an LTIC equity award with an estimated fair value on the date of grant of approximately $450,000 (the “2017 Award”). The 2017 Award will be comprised of the following:

•

Approximately 50% of the 2017 Award will be in the form of PBRSUs that will vest, if at all, at a level commensurate with the achievement of the performance metric specified in the Company’s 2017 PBRSU Plan on the third anniversary of your Employment Date.  Actual payouts may range from 0% to 150% of the targeted number of units based upon The Hanover’s relative total shareholder return based upon specified measurement periods determined by your Employment Date and December 31, 2019.  The targeted number of PBRSUs to be awarded will be based on the Company’s closing stock price on the Employment Date; and

•

Approximately 50% of the 2017 Award will be in the form of stock options.  The stock options will (i) have an exercise price equal to the closing price of the Company’s common stock on your Employment Date,and (ii) will vest in three approximately equal annual installments commencing on the first anniversary of the grant date.

Bryan J. Salvatore

May 17, 2017

2018 LTIC Award

The grant of any equity for 2018 is anticipated to be of comparable value as your 2017 LTIC award, however, the actual amount, mix, terms and timing of such award, will be determined by the Compensation Committee.

The grant of any of the foregoing equity LTIC awards shall be subject to the terms of The Hanover Insurance Group 2014 Long-Term Incentive Plan and  the applicable grant agreements.

4.

Benefits: You will be eligible to participate in The Hanover’s benefit programs, including, but not limited to, Group Medical, Dental, Life, Short and Long-Term Disability Insurance, The Hanover Insurance Group Retirement Savings Plan, and our Non-Qualified Retirement Savings Plan.  Eligibility for and entitlements to benefits are determined by the terms and conditions of the applicable benefit plans, as they may be amended from time to time.

You will be eligible to earn four (4) weeks of vacation annually.

You will be eligible to participate in the financial planning and matching gifts programs currently available to other senior executives.

5.	Severance Protection:

Change in Control

You will be eligible to participate in The Hanover Insurance Group, Inc. Amended and Restated Employment Continuity Plan (the “Change in Control Plan”), in accordance with the terms thereof, as an “Executive Tier Participant” with a 1X “Multiplier” but without a Section 280G excise tax “gross up” and on a “best net” basis instead. Participation in the Change in Control Plan requires agreement to certain non-solicitation, non-interference, confidentiality and other covenants as set forth in the plan, which are applicable whether or not such benefits become available, and no benefits shall be payable unless the Company receives a waiver and release and other terms and conditions of the Change in Control Plan are satisfied.  In light of the commuting and relocation arrangements that are being developed for your role and current living circumstances, the “relocation trigger” in the Change in Control Plan will be modified to provide that such trigger will apply to you only if the Compensation Committee determines that your commuting and living arrangements are substantially changed following a Change in Control such that they impose a substantial and unreasonable burden as compared to those required by the Company prior to a Change in Control.

Other Involuntary Termination

If (i) your employment with The Hanover is involuntarily terminated, other than in connection with your death, disability, a “Change in Control” or for “Cause” (as such terms are defined in Change in Control Plan), or (ii) you voluntarily terminate your employment for “Good Reason” (as defined below), in either case prior to the first anniversary of your Employment Date, you will be eligible to receive a cash severance payment (the “Severance Payment”) equal to 1.7 times your then current annual base salary.

Bryan J. Salvatore

May 17, 2017

The Severance Payment will be payable in a single lump sum payment to be paid on a date that is sixty days after your termination of employment; provided that you execute and return to the Company a separation agreement that is acceptable to the Company (the “Separation Agreement”) and is irrevocable by the payment date.  The Separation Agreement will contain a full release and non-disparagement provision, along with such other terms acceptable to the Company.

For purposes of this letter, the term “Good Reason” shall mean the occurrence, without your express written consent, of any of the following (i) any material and adverse change in your duties or responsibilities that result in you no longer reporting directly to the Chief Executive Officer of the Company; (ii) a reduction in your current rate of annual base salary; or (iii) a reduction in your current annual short-term incentive compensation plan target award opportunity (but excluding the conversion of any cash incentive arrangement, in whole or in part, into an equity incentive arrangement of commensurate target value or vice versa).  Notwithstanding the foregoing with respect to subsection (iii) above, a reduction to your target annual short-term incentive compensation opportunity of less than 10% shall not be deemed “Good Reason” if such reductions are applied to all management personnel in comparable positions at the Company.

In the event you believe that a “Good Reason” event has been triggered, you must give the Company written notice within 30 days of the first occurrence of such triggering event and a proposed termination date which shall be not sooner than 60 days nor later than 90 days after the date of such notice. Such notice shall specify your basis for determining that “Good Reason” has been triggered.  The Company shall have the right to cure a purported “Good Reason” within 30 days of receipt of said notice.

6.

Covenants and Other Agreements: The Hanover has certain conditions to employment which apply to all of its officers and senior employees.  Accordingly, as a condition of your employment with the Company, you agree that you will (i) not, directly or indirectly, during the term of your employment with The Hanover, and for a period of one year thereafter, hire, solicit, entice away or in any way interfere with The Hanover’s relationship with, any of its officers or employees, or in any way attempt to do so or participate with, assist or encourage a third party to do so; (ii) at all times, neither disclose any of The Hanover’s confidential or proprietary information to any third party, nor use such information for any purpose other than for the benefit of The Hanover and in accordance with Hanover policy; (iii) not, during the term of your employment with The Hanover, and for a period of one year thereafter, interfere with or seek to interfere with, The Hanover’s relationships with any of its policyholders, customers, clients, agents or vendors; and (iv) at all times, comply with The Hanover’s Code of Conduct and other policies and procedures as in effect from time to time. For the purposes of this provision, “confidential” or “proprietary” information shall include any information concerning the business, prospects, and goodwill of The Hanover including, by way of illustration and not limitation, all information (whether or not patentable or copyrightable) owned, possessed or used by The Hanover including, without limitation, any agent or vendor information, client information, potential agent or client lists, trade secrets, reports, technical data, computer programs, software documentation, software development, marketing or business plans, unpublished financial information, budgeting/price/cost information or agent, broker, employee or insured’s lists or compensation information, except to the extent such information is otherwise legally and publicly available.

7.

Representations and Other Considerations:  Please be advised that to the extent you are subject to any employment or contractual obligations to prior employer(s), the Company expects you to comply with such obligations and to inform the Company accordingly. The

Bryan J. Salvatore

May 17, 2017

Hanover respects its competitors’ trade secrets and confidential information.  Please do not bring with you any confidential information or proprietary information from any of your prior employers, and please do not use such information at any time, in any way, during the course of your employment with The Hanover.

You represent that you have provided The Hanover with copies of any agreement or employment policies, including any code of conduct or similar policies, that may set forth any continuing obligations to such prior employer(s), and that you are not aware of any agreement or employment policy of any kind that will prevent you from fulfilling, or that in any way could interfere or adversely affect your ability to fulfill, your responsibilities to The Hanover in the capacities contemplated.  You represent that you have no reason to believe that any regulatory authority in the U.S., United Kingdom, European Union, or elsewhere, including, but not limited to the U.S. Securities and Exchange Commission, various state departments of insurance, the U.K. Financial Conduct Authority and the U.K. Prudential Regulatory Authority, would object to you becoming an officer and director of The Hanover or of any of its insurance and non-insurance subsidiaries.  You also represent that you are not aware of any other impediment to your ability to fulfill the responsibilities contemplated as Executive Vice President – President, Specialty Lines of The Hanover or any of its subsidiaries.

8.	Miscellaneous:

Electronic Payment: As a condition of employment, all employees are paid through Electronic Funds Transfer (EFT).

Employment Eligibility: Under the Federal immigration law, you will be required to complete an I-9 form verifying your employment eligibility in the United States on or prior to your Employment Date.  We will provide you with a list of acceptable forms of documentation.

At-Will Employment Relationship: This offer letter briefly summarizes some of the terms and conditions of your employment.  This letter is not and should not be construed as an employment contract.  Employment at The Hanover is at-will.  This means that you or the Company can terminate the employment relationship at any time, for any reason or no reason at all, with or without cause or notice.

Entire Agreement; Governing Law:  This letter agreement sets forth the entire agreement between you and the Company and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your employment.  This letter agreement and your employment relationship shall be governed by the laws of Massachusetts, without regard to the law of conflicts.

Company Policies:  You shall be subject to the Company’s policies as in effect from time to time, including stock ownership guidelines applicable to executive officers, Insider Trading Policy, Policy Regarding Recoupment of Formulae-Based Performance Compensation, and policies relating to hedging and pledging of securities linked to The Hanover.

Withholding:  All payments made by the Company under this agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

Definitions: The terms the “Company” and “The Hanover” shall include, depending on the context, the  direct and indirect subsidiaries of The Hanover Insurance Group, Inc.

Bryan J. Salvatore

May 17, 2017

Bryan, we are truly excited about your decision to join The Hanover and look forward to our future together.

Very truly yours,

/s/ Christine Bilotti-Peterson
Christine Bilotti-Peterson
Chief Human Resources Officer

Accepted and Agreed:

/s/ Bryan Salvatore
Name:	Bryan Salvatore
Date:	5/25/17